                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that the annual general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Tuesday, September 7, 2010, at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the annual general meeting shall be as follows:

     1.   Approval and ratification of the re-appointment of Kost, Forer, Gabbay
          & Kasierer, independent public accountants and a member of Ernst &
          Young Global, as the Company's independent auditors for fiscal year
          2010 and the period ending at the close of the next annual general meeting and review of the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2010;

     2.   Re-election of each of Mr. Israel Oz and Mr. Giora Ben-Ze'ev as Class
          A Directors of the Company to hold office until the close of the third succeeding annual general meeting to be held in 2013; and

     3.   Approval and ratification of the Company's purchase of an insurance policy of directors' and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the reports of the Company's directors and the Company's consolidated financial statements for the fiscal year ended December 31, 2009.

     Only shareholders of record at the close of business on Tuesday, August 3,
2010 (the "RECORD Date") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33- 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting will be adjourned until Tuesday, September 14, 2010, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     Shareholders wishing to express their position on an agenda item for this
Meeting may do so by submitting a written statement ("POSITION STATEMENT") to the Company's offices, c/o Mr. David Bar-Yosef, General Counsel, Kibbutz Shamir,
Upper Galilee 12135, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the "COMMISSION") on Form 6-K, and
will be made available to the public on the Commission's website at
http://www.sec.gov and in addition at http://www.magna.isa.gov.il or
http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 13, 2010.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto, and the text of the proxy card and any Position Statement submitted, if any, may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, General Counsel (Tel: +972 (4)
694-7810).

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange (the "TASE") and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David
Bar-Yosef, General Counsel, Kibbutz Shamir, Upper Galilee 12135, Israel, an
ownership certificate confirming their ownership of the Company's ordinary shares, on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 2000, as amended. Such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

     Shareholders who hold their shares through a member of TASE and wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the Meeting
(that is on or before 1:00 p.m. (Israel time) on September 7, 2010). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: http://www.magna.isa.gov.il or
http://www.maya.tase.co.il. The form of proxy card was also furnished to
Commission on Form 6-K, and is available to the public on the Commission's website at http://www.sec.gov.

     A shareholder, whose shares are registered with a TASE member and are not registered on the Company's shareholder's register, is entitled to receive from the TASE member who holds the shares on the shareholder's behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record
Date.

                                   By order of the Company's board of directors

                                   /s/ David Bar-Yosef, Attorney
                                   General Counsel

                                   August 9, 2010

                                     - 2 -

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                             -----------------------
                                 PROXY STATEMENT
                             -----------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                    TO BE HELD ON TUESDAY, SEPTEMBER 7, 2010

     This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the annual general meeting of shareholders of the Company (the
"MEETING") to be held at the offices of Gross, Kleinhendler, Hodak, Halevy,
Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Tuesday,
September 7, 2010, at 3:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this proxy statement to "Shamir," the "Company," "we" or "our" refer to
Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To approve and ratify the re-appointment of Kost, Forer, Gabbay &
          Kasierer, independent public accountants and a member of Ernst & Young
          Global, as the Company's independent auditors for fiscal year 2010 and the period ending at the close of the next annual general meeting and review of the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2010;

     2.   To re-elect each of Mr. Israel Oz and Mr. Giora Ben-Ze'ev as Class A
          Directors of the Company to hold office until the close of the third succeeding annual general meeting to be held in 2013; and

     3.   To approve and ratify the Company's purchase of an insurance policy of directors' and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the reports of the Company's directors and the Company's consolidated financial statements for the fiscal year ended December 31, 2009.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on Tuesday,
August 3, 2010 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

     As of the Record Date, the Company had 16,778,908 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

PROXIES

     Proxies for use at the Meeting are being solicited by the board of directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting.

     If your shares are held in "street name" (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the
Company's Transfer Agent or by the Company, at its registered offices, c/o Mr.
David Bar-Yosef, General Counsel, Kibbutz Shamir, Upper Galilee 12135, Israel,
no later than 2 hours prior to the Meeting, that is on or before September 7,
2010 at 1:00 p.m. (Israel time). Shares represented by proxy received after such time will not be counted.

     Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the board of directors recommends a "FOR"
vote. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this annual general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee
12135, Israel, no later than Sunday, September 5, 2010. Any position statement received will be furnished to the Securities and Exchange Commission (the
"COMMISSION") on Form 6-K, and will be made available to the public on the
Commission's website at http://www.sec.gov and in addition at
http://www.magna.isa.gov.il or http://maya.tase.co.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     The proxy and proxy card shall also serve as a voting deed (ktav hatzba'a)
as such term is defined under the Israeli Companies Law, 5759-1999 (the
"COMPANIES LAW").

     We expect to solicit the proxies by mail and to mail this proxy statement to shareholders on or about August 9, 2010. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or
http://www.sec.gov.

     Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Tuesday, September
14, 2010, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

     The approval of each of the Proposals requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the proposal.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the Securities
Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the
Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C.
20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                               -----------------

         ITEM I: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF THE
          INDEPENDENT AUDITORS AND DETERMINATION OF THEIR REMUNERATION

     Under the Israeli Companies Law and the Company's Articles of Association,
the shareholders of the Company are authorized to appoint the Company's independent auditor. Under the Articles of Association of the Company, the board of directors is authorized to determine the independent auditor's remuneration and must report to the general meeting the remuneration paid to the independent auditor and its affiliates. In addition, the approval by the audit committee of the independent auditor's re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Global Market.

     Following the approval and recommendation by the Company's audit committee and the board of directors, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the independent auditor of the Company for fiscal year 2010 and the period ending at the close of the next annual general meeting. Such auditors served as the Company's auditors for fiscal year 2009 and have no relationship with the Company or with any affiliate of the Company, except in their capacity as auditors.

     The remuneration of Kost, Forer, Gabbay & Kasierer, a member of Ernst &
Young Global, the Company's independent auditor for the year ending December 31,
2009, approved by the Company's audit committee and board of directors on July
27, 2010, is approximately $ 337,000per year for all of the services provided to the Company worldwide.

     Information on fees paid to the Company's independent public accountants may be found in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 as filed with the Commission.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve and ratify the reappointment of Kost, Forer, Gabbay &
Kasierer, a member of Ernst & Young Global, as the independent auditors of the
Company for the for fiscal year 2010 and the period ending at the close of the next annual general meeting."

      ITEM II: RE-ELECTION OF EACH OF MR. ISRAEL OZ AND MR. GIORA BEN-ZE'EV
                      TO HOLD OFFICE AS CLASS A DIRECTORS

     At the Meeting, shareholders will be asked to reappoint each of Mr. Israel
Oz and Mr. Giora Ben-Ze'ev to serve as Class A Directors of the Company until the close of the third succeeding annual meeting to be held in 2013. As of the date of this proxy statement, Mr. Israel Oz and Mr. Giora Ben-Ze'ev serve as directors of the Company.

     The following information supplied with respect to the persons nominated and recommended to be elected to the board of directors is based upon the records of the Company and information furnished to it by such nominees. The nominees to serve on the board of directors as a Class A Directors are:

NAME                               AGE     CURRENT POSITION WITH COMPANY
----                               ---     -----------------------------
Israel Oz                          55      Director
Giora Ben-Ze'ev                    68      Director

     ISRAEL OZ. Mr. Oz has been elected to serve as a member of our board of directors in June 2009. He currently serves as chairman of the board of directors of the Lordan plant in Kfar Sold, Israel, which is engaged in manufacturing heat transfer equipment, and since 2003 has served as the chairman of the Administration of Kibbutzim Agreement Ltd. From 1996 until 2006, he served as the chairman of the board of directors of the holding company Neot
Mordechai and of the Teva Neot shoe factory and the Palrig Neot plastics factory. Between 1996 and 2003, he served as a director at Bank Yahav, at
Manpower, and at Blue Square Chain Investments & Properties Ltd. Between 1996
and 2003, he also served as chairman of the economic committee of Kibbutz Neot
Mordechai and of Kibbutz Genosar. Between 1993 and 1995, he served as chief of staff of the Israeli Minister of Finance, Abraham Shohat. Between 1987 and 1993,
he owned and served as the manager of Tmurot, a company engaged in organizational consulting. Mr. Oz holds a B.A. in economics and sociology from the Hebrew University in Jerusalem and has studied business administration and organizational behavior at the Hebrew University in Jerusalem.

     GIORA BEN-ZE'EV. Mr. Ben-Ze'ev has been a member of our board of directors since its original establishment in 1997. Mr. Ben-Ze'ev was our President and
Chief Executive Officer from 1994 to April 2, 2008. Mr. Ben-Ze'ev is a member of the management board of Kibbutz Shamir. He holds a BSc degree from the Technion
Israel Institute of Technology in Haifa in industrial and management engineering.

     Each of the director nominees has notified the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that each of Mr. Israel Oz and Mr. Giora Ben-Ze'ev be, and hereby is, re-elected to hold office as a Class A Director of the Company until the close of the third succeeding annual meeting to be held in 2013."

          ITEM III: APPROVAL AND RATIFICATION OF THE COMPANY'S PURCHASE
      OF AN INSURANCE POLICY CONCERNING DIRECTORS' AND OFFICERS' LIABILITY

     Pursuant to the approval of the general meeting held on July 29, 2009, and following the approvals of the audit committee and the board of directors, the
Company purchased an insurance policy for liability of directors and officers of the Company, including in their capacity as directors and officers of the
Company's subsidiaries (the "D&O INSURANCE") for the period from September 9,
2010, until September 9, 2011. Such policy covers a total liability of $20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The annual premium paid by the Company with respect to such insurance policy is approximately
$147,500, including service fee (the "BASE PREMIUM").

     Following the approval by the audit committee and the board of directors, it is proposed to authorize the Company to renew the D&O Insurance policy, provided that the annual premium to be paid by the Company will not exceed the current Base Premium ($147500) and the aggregate coverage of the D&O Insurance policy will not exceed $20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The insurer, the aggregate coverage amount under the D&O Insurance policy and the annual premium to be paid for such coverage shall be determined by the audit committee and the board of directors.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, to authorize the Company to purchase an insurance policy with respect to liability of the director and officers of the Company, which terms shall be approved by the audit committee and the board of directors of the
Company, provided that the annual premium to be paid by the Company will not exceed $147,500 and the aggregate coverage of the insurance policy will not exceed $20 million."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                    By order of the Company's board of directors

                                    /s/ David Bar-Yosef, Attorney
                                    General Counsel

                                    August 9, 2010